Exhibit 21.1

SHARPS TECHNOLOGY, INC.

SUBSIDIARY OF THE REGISTRANT

The following are the subsidiaries of Sharps Technology, Inc.:

		Percentage of
Name of Company	Incorporated	Ownership
Sharps Acquisition	Nevada	100%
Sol Equity Limited	Cayman Island	100%
Sol Equity II Limited	Cayman Island	100%
Sol Equity HK Limited	Hong Kong	100%